UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2017
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2017

PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME (notes 1 and 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
REVENUES
Net pool revenues (note 11a)	33,100	93,197	80,289	207,139
Time-charter revenues (note 11a)	30,091	22,621	60,421	45,608
Voyage charter revenues	30,140	16,025	69,484	36,574
Other revenues (note 4)	15,458	14,303	29,080	28,474
Total revenues	108,789	146,146	239,274	317,795

Voyage expenses (note 11a)	(19,430)	(9,352)	(43,185)	(21,850)
Vessel operating expenses (note 11a)	(46,853)	(46,389)	(90,991)	(91,462)
Time-charter hire expense	(7,997)	(15,913)	(21,624)	(36,629)
Depreciation and amortization	(24,415)	(25,621)	(49,324)	(52,688)
General and administrative expenses (note 11a)	(8,365)	(9,503)	(17,253)	(18,974)
Loss on sale of vessels (note 12)	(142)	(6,420)	(4,569)	(6,420)
Income from operations	1,587	32,948	12,328	89,772

Interest expense	(7,076)	(7,341)	(14,382)	(15,612)
Interest income	360	26	439	52
Realized and unrealized loss on derivative instruments (note 7)	(1,560)	(3,750)	(1,099)	(11,531)
Equity (loss) income (note 5)	(28,027)	3,615	(26,900)	5,849
Other expense (note 8)	(2,761)	(1,899)	(4,150)	(4,547)
Net (loss) income	(37,477)	23,599	(33,764)	63,983

Per common share amounts (note 13)
- Basic (loss) earnings per share	(0.22)	0.14	(0.21)	0.39
- Diluted (loss) earnings per share	(0.22)	0.14	(0.21)	0.39
- Cash dividends declared	0.03	0.09	0.06	0.09

Weighted-average number of Class A and Class B common stock outstanding (note 13)
- Basic	169,963,717	156,208,917	167,173,392	156,146,287
- Diluted	169,963,717	156,446,895	167,173,392	156,469,816

Related party transactions (note 11)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2017	December 31, 2016
	$	$
ASSETS
Current
Cash and cash equivalents	87,255	94,157
Restricted cash	1,380	750
Pool receivable from affiliates, net (note 11b)	9,084	24,598
Accounts receivable	18,187	33,789
Vessels held for sale (note 12)	—	33,802
Due from affiliates (note 11b)	46,306	48,712
Current portion of derivative assets (note 7)	116	875
Prepaid expenses	16,664	21,300
Total current assets	178,992	257,983
Vessels and equipment At cost, less accumulated depreciation of $500.3 million (2016 - $459.3 million)	1,554,055	1,605,372
Investment in and advances to equity accounted investments (note 5)	43,201	70,651
Derivative assets (note 7)	2,920	4,538
Intangible assets At cost, less accumulated amortization of $6.5 million (2016 - $4.8 million)	16,044	17,658
Other non-current assets	155	107
Goodwill	8,059	8,059
Total assets	1,803,426	1,964,368
LIABILITIES AND EQUITY
Current
Accounts payable	9,253	14,406
Accrued liabilities	26,157	28,663
Current portion of long-term debt (note 6)	150,254	171,019
Current portion of derivative liabilities (note 7)	265	1,108
Deferred revenue	6,174	4,455
Due to affiliates (note 11b)	31,993	36,297
Total current liabilities	224,096	255,948
Long-term debt (note 6)	671,532	761,997
Other long-term liabilities (note 8)	17,829	13,683
Total liabilities	913,457	1,031,628
Commitments and contingencies (notes 5, 6 and 7)
Equity
Common stock and additional paid-in capital (300.0 million shares authorized, 142.2 million Class A and 37.0 million Class B shares issued and outstanding as of June 30, 2017 and 136.1 million Class A and 23.2 million Class B shares issued and outstanding as of December 31, 2016) (note 10)	1,143,353	1,103,304
Accumulated deficit	(253,384)	(182,680)
Entities under Common Control Equity (note 3)	—	12,116
Total equity	889,969	932,740
Total liabilities and equity	1,803,426	1,964,368
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2016
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(33,764)	63,983
Non-cash items:
Depreciation and amortization	49,324	52,688
Loss on sale of vessels (note 12)	4,569	6,420
Unrealized loss on derivative instruments	1,578	789
Equity loss (income)	26,900	(5,849)
Other	6,554	6,796
Change in operating assets and liabilities	12,157	(12,046)
Expenditures for dry docking	(3,417)	(2,810)
Net operating cash flow	63,901	109,971

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	14,300	849,728
Repayments of long-term debt	(57,894)	(82,410)
Prepayments of long-term debt	(69,216)	(890,091)
Return of capital to Teekay Corporation (note 3)	—	(15,000)
Cash dividends paid	(9,925)	(32,782)
Proceeds from issuance of Class A common stock	5,000	—
Proceeds from equity offerings, net of offering costs (note 10)	8,565	—
Other	(241)	(746)
Net financing cash flow	(109,411)	(171,301)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 12)	40,686	—
Expenditures for vessels and equipment	(2,628)	(3,937)
Loan repayments from equity accounted investment (note 5a)	550	2,500
Net investing cash flow	38,608	(1,437)

Decrease in cash and cash equivalents	(6,902)	(62,767)
Cash and cash equivalents, beginning of the period	94,157	156,520
Cash and cash equivalents, end of the period	87,255	93,753
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. dollars, except share amounts)

		Common Stock and Additional Paid-in Capital
	Equity of Entities under Common Control $	Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2016	12,116	159,304	1,040,669	62,635	(182,680)	932,740
Net income (loss)	1,304	—	—	—	(35,068)	(33,764)
Proceeds from issuance of Class A common stock (note 9)	—	5,955	13,521	—	—	13,521
Acquisition of TTOL (note 3)	(13,420)	13,775	—	25,897	(25,711)	(13,234)
Dividends declared	—	—	—	—	(9,925)	(9,925)
Equity-based compensation (note 10)	—	190	631	—	—	631
Balance as at June 30, 2017	—	179,224	1,054,821	88,532	(253,384)	889,969
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These consolidated financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and the Entities under Common Control (as defined in note 3) (collectively the Company). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2016. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue from voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This would result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. In addition, the Company expects that the adoption of ASU 2014-09 will result in a change in the timing of the recognition of voyage expenses incurred during the period from discharge of the prior voyage to loading of the current voyage. The Company’s current policy is to expense such costs as incurred, and following adoption of ASU 2014-09 it is expected such costs to be deferred and amortized over the load-to-discharge period. The Company expects that these principles will also be applied to voyage charters that are included in revenue sharing arrangements and, consequently, a portion of the Company’s monthly net revenue allocation from these revenue sharing arrangements will be deferred and recognized in future months. These changes will result in revenue and voyage expenses being recognized later than compared to the Company’s existing revenue and expense recognition policies which may cause additional volatility in revenue and earnings between periods. The Company is in the final stages of completing its assessment of ASU 2014-09 and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company expects to adopt ASU 2016-02 effective January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. The Company is in the final stages of completing its assessment of ASU 2016-02 and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 was effective for the Company January 1, 2017. The impact of adopting this new accounting guidance resulted in a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows, and this change was applied retrospectively.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Company January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash, (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Company on January 1, 2018.  Adoption of ASU 2016-18 will result in the Company’s cash flow statement to be modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Early adoption is allowed. If the adoption of ASU 2017-01 is completed prior to the closing of the merger with TIL (see note 5b), this acquisition is expected to be accounted for as an asset acquisition, otherwise the acquisition is expected to be accounted for as a business combination. Unlike a business combination, no goodwill or bargain purchase gain is recognized as part of an asset acquisition.

3.	Acquisition of Entities under Common Control
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation (or Teekay), the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL) (see also note 5c) for $39.0 million, which consisted of $13.1 million for assumed working capital. The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result of the acquisition, the Company's consolidated financial statements prior to the date the Company acquired a controlling interest in TTOL are retroactively adjusted to include 100% of the results of TTOL during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to accounts in periods prior to the Company's acquisition thereof is referred to as the Entities under Common Control.

Assets and liabilities of TTOL are reflected on the Company’s consolidated balance sheets at TTOL’s historical carrying values. The amount of the net consideration of $39.0 million that was in excess of TTOL’s historical carrying value of the net assets acquired of $13.3 million has been accounted for as a $25.7 million return of capital to Teekay.

All periods prior to the acquisition of TTOL have been retroactively adjusted to include the results of the business, as is required for a reorganization of entities under common control. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

The effect of adjusting the Company’s consolidated financial statements to account for these common control exchanges decreased the Company's net loss for the three and six months ended June 30, 2017 by $0.4 million and $1.3 million, respectively, and also increased the Company's net income for the three and six months ended June 30, 2016 by $1.1 million and $2.5 million, respectively. The adjustments for the Entities under Common Control increased the Company’s revenues for the three and six months ended June 30, 2017 by $3.2 million and $8.6 million, respectively, and also increased the Company's revenues for the three and six months ended June 30, 2016 by $6.1 million and $12.5 million, respectively.

In addition, prior to the acquisition, TTOL had paid dividends to the Company and Teekay, which were accounted for as a return of capital on the consolidated statements of cash flows. The effect of adjusting for these common control exchanges decreased the Company's inflow of cash from investing activities by $15.0 million and increased the Company's outflow of cash from financing activities by $15.0 million, for the six months ended June 30, 2016.

4.	Segment Reporting

The Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations, as well as consultancy, liquefied natural gas (LNG) terminal management and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following tables include results for the Company’s revenues and income from vessel operations by segment for the three months and six months ended June 30, 2017 and June 30, 2016.

Three Months Ended June 30, 2017
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)	96,841	14,597	(2,649)	108,789
Voyage expenses	(22,079)	—	2,649	(19,430)
Vessel operating expenses	(34,278)	(12,575)	—	(46,853)
Time-charter hire expense	(6,935)	(1,062)	—	(7,997)
Depreciation and amortization	(23,157)	(1,258)	—	(24,415)
General and administrative expenses	(7,513)	(852)	—	(8,365)
(Loss) gain on sale of vessels	(150)	8	—	(142)
Income (loss) from operations (3)	2,729	(1,142)	—	1,587

Equity loss	(28,027)	—	—	(28,027)

Three Months Ended June 30, 2016
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)	135,617	10,999	(470)	146,146
Voyage expenses	(10,088)	266	470	(9,352)
Vessel operating expenses	(37,278)	(9,111)	—	(46,389)
Time-charter hire expense	(15,456)	(457)	—	(15,913)
Depreciation and amortization	(24,320)	(1,301)	—	(25,621)
General and administrative expenses	(8,367)	(1,136)	—	(9,503)
Loss on sale of vessels	(6,420)	—	—	(6,420)
Income (loss) from operations (3)	33,688	(740)	—	32,948

Equity income	3,615	—	—	3,615

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Six Months Ended June 30, 2017
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
Revenues (2)	217,396	27,485	(5,607)	239,274
Voyage expenses	(48,792)	—	5,607	(43,185)
Vessel operating expenses	(68,359)	(22,632)	—	(90,991)
Time-charter hire expense	(19,069)	(2,555)	—	(21,624)
Depreciation and amortization	(46,786)	(2,538)	—	(49,324)
General and administrative expenses	(15,435)	(1,818)	—	(17,253)
(Loss) gain on sale of vessels	(4,577)	8	—	(4,569)
Income (loss) from operations (3)	14,378	(2,050)	—	12,328

Equity loss	(26,900)	—	—	(26,900)

Six months ended June 30, 2016
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
Revenues (2)	297,881	21,085	(1,171)	317,795
Voyage expenses	(23,021)	—	1,171	(21,850)
Vessel operating expenses	(74,786)	(16,676)	—	(91,462)
Time-charter hire expense	(35,886)	(743)	—	(36,629)
Depreciation and amortization	(50,274)	(2,414)	—	(52,688)
General and administrative expenses	(17,176)	(1,798)	—	(18,974)
(Loss) gain on sale of vessels	(6,420)	—	—	(6,420)
Income (loss) from operations (3)	90,318	(546)	—	89,772

Equity income	5,849	—	—	5,849

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services was based on actual costs incurred per voyage starting January 1, 2017 (2016 - based on estimated costs of approximately $25,000 per voyage).

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's consolidated statements of (loss) income.

(3)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	June 30, 2017	December 31, 2016
	$	$
Conventional Tanker Segment	1,675,224	1,828,548
Ship-to-Ship Transfer Segment	40,947	41,663
Cash and cash equivalents	87,255	94,157
Consolidated total assets	1,803,426	1,964,368

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Investments in and Advances to Equity Accounted Investments

	As at June 30, 2017	As at December 31, 2016
	$	$
High-Q Joint Venture	23,024	22,025
Tanker Investments Ltd.	19,266	47,710
Gemini Tankers L.L.C.	911	916
Total	43,201	70,651

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

As at June 30, 2017, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $45.6 million (December 31, 2016 – $48.5 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture has an interest rate swap agreement with an outstanding notional amount of $45.6 million that expires in June 2018, 50% of which is guaranteed by the Company. The remaining 50% is guaranteed by the High-Q joint venture partner. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay Corporation (or Teekay) formed Tanker Investments Ltd. (or TIL), which owns and operates conventional tankers. In January 2014, the Company purchased 2.5 million shares of TIL common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 7). The stock purchase warrant is a derivative asset which had an estimated fair value of $nil as at June 30, 2017 (December 31, 2016 - $0.3 million). The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method.

In 2016, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 80.2 per share, or a gross purchase price of $31.8 million. As of June 30, 2017, the Company’s ownership interest in TIL was 11.3% (December 31, 2016 - 11.3%).

On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each TIL common stock. The transaction is subject to approval by TIL shareholders of the merger and approval by the Company's shareholders of an increase in the authorized number of shares of the Company's Class A common stock, to permit the issuance of Class A common stock as merger consideration.  If approved, the transaction is expected to be accounted for as an acquisition of a business, unless the Company early adopts ASU-2017-01 (see note 2). As the Company accounts for its current investment in TIL under the equity method of accounting, the Company will be required to remeasure its previously held equity investment to fair value at the acquisition date. Historically, the Company had not recognized an other than temporary impairment in its equity investment in TIL as the Company expected the investment to recover its value over the anticipated hold period.  Based on the pending transaction, the Company has remeasured its investment in TIL to fair value at June 30, 2017 based on the TIL share price at that date, resulting in a write-down of $28.1 million in the three months ended June 30, 2017. If the merger transaction is completed, the Company will be required to again remeasure its equity investment to fair value based on the relative share exchange value at the date of the acquisition, which could result in an additional loss or gain.

c.
On May 31, 2017, the Company purchased from Teekay the remaining 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including direct ownership in four commercially managed revenue sharing arrangements, for $39.0 million, which includes an additional $13.1 million for assumed working capital (see note 3).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.	Long-Term Debt

	As at	As at
	June 30, 2017	December 31, 2016
	$	$
Revolving Credit Facilities due through 2021	410,926	466,195
Term Loans due through 2021	417,930	475,466
Total principal	828,856	941,661
Less: unamortized discount and debt issuance costs	(7,070)	(8,645)
Total debt	821,786	933,016
Less: current portion	(150,254)	(171,019)
Non-current portion of long-term debt	671,532	761,997

As at June 30, 2017, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $436.8 million, of which $25.9 million was undrawn (December 31, 2016 - $500.5 million, of which $34.3 million was undrawn). Interest payments are based on LIBOR plus margins, which, at June 30, 2017, the margins ranged between 0.45% and 2.00% (December 31, 2016: 0.45% and 2.00%). The total amount available under the Revolvers reduces by $4.5 million (remainder of 2017), $67.3 million (2018), $nil (2019), $nil (2020) and $365.0 million (2021). As at June 30, 2017, the Company also had two term loans outstanding, which totaled $417.9 million (December 31, 2016 - $475.5 million). Interest payments on the term loans are based on LIBOR plus margins, which, at June 30, 2017 the margins ranged from 0.30% to 2.00% (December 31, 2016 - 0.30% to 2.00%). The term loan repayments are made in quarterly or semi-annual payments. One term loan also has a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. In January 2016, $845.8 million of the 2016 Debt Facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and a portion of the Company’s corporate revolving credit facility, which was scheduled to mature in 2017. As at June 30, 2017, the corporate revolving credit facility had no outstanding balance (December 31, 2016 - $55.1 million). The 2016 Debt Facility is collateralized by 35 of the Company’s vessels, together with other related security. The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at June 30, 2017, this ratio was 130% (December 31, 2016 - 140%). The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s remaining revolver is collateralized by three of the Company’s vessels, together with other related security. The revolver requires that the Company’s applicable subsidiary to maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by an agreed upon third party. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at June 30, 2017, such revolver, with a minimum hull coverage ratio requirement, had an outstanding balance of $68.8 million (December 31, 2016 - $72.0 million) and a hull coverage ratio of 113% (December 31, 2016 - 117%). The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. The revolver is also guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

The Company’s remaining term loan is collateralized by two of the Company’s vessels, together with other related security. The term loan is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

As at June 30, 2017, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2017 was 2.9% (December 31, 2016 - 2.4%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 7).
The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2017, excluding the impact of the sale-leaseback transaction completed in July 2017 as described in note 15a, are $57.6 million (remaining 2017), $174.5 million (2018), $108.9 million (2019), $108.9 million (2020) and $379.0 million (2021).

7.	Derivative Instruments
Interest rate swap agreements

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at June 30, 2017, the Company was committed to the following interest rate swap agreements:

	Interest Rate	Notional Amount	Fair Value / Carrying Amount of Asset	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	161,985	513	3.5	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	1,159	3.5	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	1,072	3.5	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of June 30, 2017, ranged from 0.30% to 2.00%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Stock purchase warrant
The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at June 30, 2017, the first two tranches had vested. Upon completion of the Merger Agreement (see note 5b), the stock purchase warrant will be cancelled. As a result, no value is recorded for this warrant on the Company's balance sheet at June 30, 2017 (see note 9).

Time-charter swap agreement
Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax revenue sharing arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement is to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing arrangement. The Company has not designated, for accounting purposes, the time-charter swap as a cash flow hedge. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's consolidated statements of (loss) income.
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities
	$	$	$	$
As at June 30, 2017
Interest rate swap agreements	89	2,920	(118)	(265)
Time-charter swap agreement	—	—	(21)	—
Forward freight agreements	27	—	(10)	—
	116	2,920	(149)	(265)

As at December 31, 2016
Interest rate swap agreements	—	4,251	(254)	(1,108)
Stock purchase warrant	—	287	—	—
Time-charter swap agreement	875	—	(667)	—
	875	4,538	(921)	(1,108)

Realized and unrealized gains (losses) relating to the interest rate swaps, stock purchase warrant, time-charter swap and freight forward agreements are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of income as follows:

	Three Months Ended			Three Months Ended
	June 30, 2017			June 30, 2016
	Realized (losses) gains	Unrealized losses	Total	Realized (losses) gains	Unrealized (losses) gains	Total
	$	$	$	$	$	$
Interest rate swap agreements	(301)	(1,101)	(1,402)	(1,276)	(1,808)	(3,084)
Stock purchase warrant	—	(166)	(166)	—	(2,137)	(2,137)
Time-charter swap agreement	360	(402)	(42)	126	1,345	1,471
Forward freight agreements	80	(30)	50	—	—	—
	139	(1,699)	(1,560)	(1,150)	(2,600)	(3,750)

	Six Months Ended			Six Months Ended
	June 30, 2017			June 30, 2016
	Realized (losses) gains	Unrealized losses	Total	Realized (losses) gains	Unrealized gains (losses)	Total
Interest rate swap agreements	(740)	(399)	(1,139)	(10,868)	2,114	(8,754)
Stock purchase warrant	—	(287)	(287)	—	(4,248)	(4,248)
Time-charter swap agreement	1,106	(875)	231	126	1,345	1,471
Forward freight agreements	113	(17)	96	—	—	—
	479	(1,578)	(1,099)	(10,742)	(789)	(11,531)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.	Other Expense
The components of other expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Freight tax provision	(2,944)	(2,024)	(4,432)	(4,502)
Foreign exchange (loss) gain	(3)	(62)	70	(317)
Other income	186	187	212	272
Total	(2,761)	(1,899)	(4,150)	(4,547)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2016 to June 30, 2017:

2017
$
Balance of unrecognized tax benefits as at January 1	12,882
Increases for positions related to the current period	3,387
Changes for positions taken in prior periods	993
Decreases related to statute of limitations	(201)
Balance of unrecognized tax benefits as at June 30	17,061

The majority of the net increase for positions for the six months ended June 30, 2017 relates to potential tax on freight income.

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

9.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 13 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2016.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		June 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	88,635	88,635	94,907	94,907
Derivative instruments (note 7)
Interest rate swap agreements (1)	Level 2	2,744	2,744	3,143	3,143
Time-charter swap agreement (1)	Level 3	—	—	875	875
Stock purchase warrant	Level 3	—	—	287	287

Non-Recurring:
Investment in TIL (note 5b)	Level 1	19,266	19,266
Vessels held for sale (note 12)	Level 2	—	—	33,802	33,802

Other:
Advances to equity accounted investments	Note (2)	9,930	Note (2)	10,480	Note (2)
Long-term debt, including current portion	Level 2	(821,786)	(810,220)	(933,016)	(923,306)

(1)
The fair value of the Company’s interest rate swap agreements, time-charter swap agreement and forward freight agreements at June 30, 2017 excludes accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at June 30, 2017 and December 31, 2016 were not determinable.

The Company entered into a time-charter swap agreement, now completed, for 55% of two Aframax equivalent vessels (see note 7). The fair value of this derivative agreement was the estimated amount that the Company would have received or paid to terminate the agreement at the reporting date, based on the present value of the Company’s projection of future Aframax spot market tanker rates, which were derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate.

Changes in fair value during the three and six months ended June 30, 2017 and 2016 for the Company’s time-charter swap agreement, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$			$
Fair value asset - beginning of the period	402	—	875	—
Settlements	(360)	(126)	(1,106)	(126)
Realized and unrealized (loss) gain in earnings	(42)	1,471	231	1,471
Fair value asset - at the end of the period	—	1,345	—	1,345

The time-charter swap agreement expired in the three months ended June 30, 2017. The estimated fair value of the time-charter swap agreement as of June 30, 2016 was based upon an estimated average daily tanker rate of approximately $21,500 over the remaining duration of the contract.
During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 5b). The estimated fair value of the stock purchase warrant for the three and six months ended June 30, 2016 was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. In May 2017, the Company entered into a merger agreement with TIL. Under the terms of the agreement, warrants to purchase or acquire shares of common stock of TIL that have not been exercised as of the effective time of the merger, will be canceled. As a result, no value is recorded for this warrant in the Company's balance sheet at June 30, 2017 (see notes 5b and 7).
Changes in fair value during the three and six months ended June 30, 2017 and 2016 for the TIL stock purchase warrant, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Fair value at the beginning of the period	166	3,053	287	5,164
Unrealized loss included in earnings	(166)	(2,137)	(287)	(4,248)
Fair value at the end of the period	—	916	—	916

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2017	December 31, 2016
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity accounted investments	Other internal metrics	Performing	9,930	10,480
Total			9,930	10,480

10.	Capital Stock and Stock-Based Compensation
The authorized capital stock of the Company at June 30, 2017 and December 31, 2016 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2017, the Company had 142.2 million shares of Class A common stock (December 31, 2016 – 136.1 million), 37.0 million shares of Class B common stock (December 31, 2016 – 23.2 million) and no shares of preferred stock (December 31, 2016 – nil) issued and outstanding.

During March 2017, 0.4 million stock options with an exercise price of $2.23 per share were granted to the Company’s non-management directors as part of their annual compensation for 2017. These stock options have a ten-year term and vest immediately. During March 2016, a total of 9,358 shares of Class A common stock with an aggregate value of $35.0 thousand and 0.3 million stock options with an exercise price of $3.74 per share were granted to non-management directors of the Company. These shares of Class A common stock and stock options were issued under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors.

In November 2015, the Company re-launched a continuous offering program (or COP) under which the Company may issue new common stock at market prices up to a maximum aggregate amount of $80.0 million. The Company sold 3,800,000 shares of Class A common stock under the COP during the three months ended March 31, 2017 for net proceeds of $8.5 million.

In January 2017, the Company issued 2,155,172 shares of Class A common stock in a private placement to Teekay at a price of $2.32 per share for gross proceeds of $5.0 million. The gross proceeds from the issuance were used for general corporate purposes, including strengthening the Company’s liquidity position and delevering its balance sheet.

On May 31, 2017, the Company purchased from Teekay the remaining 50% interest in TTOL. As consideration for the acquisition, the Company issued 13,775,224 shares of its Class B common stock at a price of $1.88 per share (see note 3).

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of (loss) income.
During March 2017, the Company granted 0.5 million stock options with an exercise price of $2.23 per share to an officer of the Company and certain employees of Teekay subsidiaries that provide services to the Company. During March 2016, the Company granted 0.2 million stock options with an exercise price of $3.74 per share to an officer of the Company. Each stock option has a ten-year term and vests equally over three years from the grant date.
The weighted-average fair value of the stock options granted in 2017 to non-management directors and to an officer was $0.67 (2016 - $0.87) per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 50.2% (2016 - 51.3%); expected life of five years (2016 - five years); dividend yield of 5.0% (2016 - 7.8%); and risk-free interest rate of 2.1% (2016 - 1.2%). The expected life of the stock options granted

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.
During March 2017, the Company also granted 0.4 million (2016 - 0.3 million) restricted stock units to an officer of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $0.9 million (2016 - $1.0 million). Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.
During the three and six months ended June 30, 2017 and 2016, the Company recorded $0.3 million and $0.6 million (2016 - $0.3 million and $1.1 million), respectively, of expenses related to the restricted stock units and stock options. During the three and six months ended June 30, 2017, a total of 46 thousand and 0.3 million restricted stock units (2016 - 0.1 million and 0.4 million), respectively, with a market value of $78 thousand and $0.6 million (2016 - $0.5 million and $1.5 million), respectively, vested and was paid to the grantees by issuing 30 thousand and 0.2 million shares (2016 - 85 thousand and 0.2 million shares) of Class A common stock, net of withholding taxes.

11.	Related Party Transactions
Management Fee - Related and Other

a.
Teekay, and its wholly-owned subsidiary and the Company's manager, Teekay Tankers Management Services Ltd. (or the Manager), provide commercial, technical, strategic and administrative services to the Company pursuant to a long-term management agreement. In addition, the Manager has subcontracted with TTOL and its affiliates to provide certain commercial and technical services to the Company. Certain of the Company’s vessels participate in revenue sharing arrangements that are managed by TTOL (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2016. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Time-charter revenues (i)	—	2,452	—	4,987
Pool management fees and commissions (ii)	(1,063)	(2,750)	(2,799)	(5,886)
Commercial management fees (iii)	(480)	(408)	(1,187)	(748)
Vessel operating expenses - technical management fee (iv)	(2,196)	(2,276)	(4,422)	(4,587)
Strategic and administrative service fees (v)	(4,253)	(2,775)	(6,917)	(4,990)
Lay-up service revenues	—	116	6	116
LNG terminal services revenue (vi)	84	—	168	—
Technical management fee revenues (vii)	1,220	—	1,220	—
Service revenues	277	—	277	—
Entities under Common Control (note 3):
Pool management fees and commissions	1,063	2,750	2,799	5,886
Commercial management fees	480	408	1,187	748
Strategic and administrative service fees (v)	(2,891)	(4,178)	(7,026)	(8,148)
Technical management fee revenues (vii)	2,137	2,641	4,890	5,358
Service revenues	638	1,482	1,772	3,011

(i)
The Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was scheduled to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, and subsequently expired on July 15, 2016.

(ii)
The Company’s share of the Pool Managers’ fees is reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income. The Company acquired the Pool Managers on May 31, 2017 (notes 3 and 5(c)). Subsequent to the acquisition, the Company's share of the Pool Managers' fees has been eliminated.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(iii)
The Manager’s commercial management fees for vessels on time charter-out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of (loss) income. Subsequent to the acquisition, the Company's share of the Manager's commercial management fees has been eliminated.

(iv)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company's consolidated statements of (loss) income.

(v)
The Manager's strategic and administrative service fees have been presented in general and administrative fees on the Company's consolidated statements of (loss) income. The Company's executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company's long-term incentive plan described in note 10) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company's management matters through the strategic portion of the management fee.

(vi)
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly owned by Teekay LNG Partners L.P. (or TGP) (which is controlled by Teekay), for the Bahrain LNG Import Terminal (or the Terminal). The Terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly owned by TGP, has a 30% interest.

(vii)
The Company receives reimbursements from Teekay who subcontracts technical management services from the Manager. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of (loss) income.

b.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Revenue Sharing Arrangements (or RSAs) for monthly distributions are reflected in the consolidated balance sheets as pool receivable from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $31.5 million and $35.7 million as at June 30, 2017 and December 31, 2016, respectively, to the RSAs for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

12.	Sales of Vessels
The Company’s consolidated statements of (loss) income for the three months and six months ended June 30, 2017 include a net loss on sale of vessels of $0.2 million and $4.6 million, respectively, relating to one Aframax tanker and one lightering support vessel, which were sold in the second quarter of 2017, and two Suezmax tankers, which were sold in the first quarter of 2017.

In June 2017, the Aframax tanker was sold and delivered to its buyer. The Company recognized a loss on sale of the vessel of $0.2 million for the three months ended June 30, 2017. The vessel was written down to its agreed sales price of $7.5 million in the three months ended March 31, 2017, resulting in a loss on sale of the vessel of $2.8 million.

In February 2017, the date of delivery of the other Suezmax tanker to its new owner was extended, and as a result, the sales price was reduced by $1.3 million. The vessel sale was completed in March 2017, and the Company recognized a loss on sale of the vessel of $1.5 million in the three months ended March 31, 2017.

In January 2017, one Suezmax tanker was sold and delivered to its buyer. The Company recognized a loss on the sale of the vessel of $0.3 million for the three months ended March 31, 2017. The vessel was previously written down to its agreed sales price of $16.9 million in the three months ended December 31, 2016.

The Company's consolidated statements of (loss) income for the three and six months ended June 30, 2016 include a loss on sale of vessels of $6.4 million relating to one Medium Range (or MR) tanker. The MR tanker was classified as held for sale and written down to its agreed sales price in the three months ended June 30, 2016. The vessel was delivered to its buyer in the third quarter of 2016.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

13.	(Loss) Earnings Per Share
The net (loss) income available for common shareholders and (loss) earnings per common share presented in the table below excludes the results of operations of the Entities under Common Control (note 3):

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Net (loss) income	(37,477)	23,599	(33,764)	63,983
Net (income) attributable to the Entities under Common Control	(418)	(1,113)	(1,304)	(2,517)
Net (loss) income available for common shareholders	(37,895)	22,486	(35,068)	61,466

Weighted average number of common shares – basic	169,963,717	156,208,917	167,173,392	156,146,287
Dilutive effect of stock-based awards	—	237,978	—	323,529
Weighted average number of common shares – diluted	169,963,717	156,446,895	167,173,392	156,469,816

(Loss) earnings per common share:
– Basic	(0.22)	0.14	(0.21)	0.39
– Diluted	(0.22)	0.14	(0.21)	0.39
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the three and six months ended June 30, 2017, 0.3 million and 0.1 million restricted stock units (2016 - nil) had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2017, options to acquire 1.7 million and 1.5 million (2016 - 0.8 million and 0.6 million) shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. In periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive.

14.	Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company has a portion of a loan facility that is maturing in the first quarter of 2018 and expects that spot tanker rates in 2017 will be lower than those of 2016, resulting in lower cash flow from vessel operations.

Based on these factors, over the one-year period following the issuance of these financial statements, the Company expects it will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated additional sources of financing include a sale-leaseback financing transaction (see note 15) and the refinancing of the loan facility maturing in the first quarter of 2018.

The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to refinance loan facilities for similar types of vessels and Teekay Tankers’ history of being able to obtain additional debt financing for existing vessels. In addition, the Company expects to obtain liquidity as a result of the merger with TIL, which is expected to close in the fourth quarter of 2017 (see note 5b).

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

15.	Subsequent Events

a.
In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day with purchase options for all four vessels throughout the lease term beginning in July 2020. As a result of the transaction, the Company expects to recognize an accounting write-down in the third quarter of 2017 of approximately $20 million per vessel subject to the transaction.

b.
In September 2017, the Company completed the sale of one Aframax tanker, the Kanata Spirit. The Company expects to recognize a loss on sale of this vessel of approximately $4.2 million in the quarter ending September 30, 2017.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
JUNE 30, 2017
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2016.

OVERVIEW
Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As an adjacency to these core competencies, we also provide full service lightering and lightering support services in our ship-to-ship transfer business (or STS). As at June 30, 2017, our fleet consisted of 49 vessels, including five in-chartered vessels, three STS support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at June 30, 2017:

	Owned Vessels (1)	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	5	—	5
Aframax Tankers	6	—	6
LR2 Product Tanker (2)	2	—	2
VLCC Tanker (3)	1	—	1
Total Fixed-Rate Fleet (4)	14	—	14

Spot-rate:
Suezmax Tankers	15	—	15
Aframax Tankers (5)	7	3	10
LR2 Product Tankers	5	—	5
Total Spot Fleet (6)	27	3	30
STS Support Vessels	3	2	5
Total Teekay Tankers Fleet	44	5	49

1.	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest, are excluded from the fleet list.

2.	Long Range 2 (or LR2) product tankers.

3.	VLCC owned through a 50/50 joint venture.

4.	Three time-charter out contracts are scheduled to expire in 2017, ten in 2018 and one in 2019.

5.
Three Aframax tankers are currently time-chartered in for initial periods ranging from 12 to 60 months, with two of these periods ending in 2017 and one in 2021; two of these contracts include options to extend at escalating rates.

6.
A total of 23 of our owned vessels and two of our in-chartered vessels operated in the spot market in revenue sharing arrangements, which are managed by Teekay Tanker Operations Ltd. (or TTOL, collectively the Pool Managers). As at June 30, 2017, the four-vessel class revenue sharing arrangements in which we participate were comprised of a total of 26 Suezmax tankers, 32 modern Aframax tankers, three Aframax tankers over 15-years-old, 11 LR2 tankers (of which 10 LR2 tankers are cross-trading in the Aframax revenue sharing arrangement). Each pooling arrangement we participate in also includes vessels owned by other revenue sharing members.

SIGNIFICANT DEVELOPMENTS IN 2017

Sale-Leaseback Financing Transaction

In July 2017, we completed a $153.0 million sale-leaseback financing transaction relating to four of our Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020. As a result of the transaction, we expect to recognize an accounting write-down in the third quarter of 2017 of approximately $20 million per vessel subject to the transaction.
Merger Agreement with Tanker Investments Ltd.

In May 2017, we agreed to acquire all of the remaining issued and outstanding shares of TIL in a share-for-share merger (or the Merger Agreement) at an exchange ratio of 3.3 shares of our Class A common stock for each share of TIL common stock. TIL owns a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers with an average age of 7.3 years. The transaction is subject to customary closing conditions, approval by the shareholders of TIL, and approval by our shareholders of an increase in the authorized number of our Class A common shares to permit the issuance of Class A common shares as merger consideration. We expect to complete the merger in the fourth quarter of 2017.

As part of the accounting for the Merger Agreement, United States generally accepted accounting principles treat our existing non-controlling interest (or equity investment) in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value which forms part of the cost of the acquisition of the 100% controlling interest in TIL. As a result of the expected closing of the merger, we recognized an impairment of $28.1 million during the quarter ended June 30, 2017 related to our equity investment in TIL, based on the TIL share price at June 30, 2017. If the merger transaction is completed, we will be required to again remeasure our equity investment to fair value at the relative share price at the date of the acquisition, which could result in an additional gain or loss.
Acquisition of Remaining 50% Interest of Teekay Tanker Operations Ltd.

On May 31, 2017, we completed the acquisition from Teekay of the remaining 50% interest in TTOL for $39.0 million, which includes $13.1 million for assumed working capital, in exchange for our issuance to Teekay of approximately 13.8 million shares of our Class B common stock as well as working capital consideration of $13.1 million.

Prior to May 31, 2017, we owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since we acquired the remaining 50% of TTOL on May 31, 2017, we own 100% of TTOL and now consolidate its results. Periods prior to May 31, 2017 have been recast to include 100% of TTOL results on a consolidated basis in accordance with Common Control accounting as required under GAAP. This impact of this recasting is referred to herein as the Entities under Common Control.

Time Charter-Out Vessels

In May 2017, we renewed a time charter-out contract for one Aframax tanker, with a daily rate of $16,000 and a firm period of 18 months.

In April 2017, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $21,000. The contract has a firm period of 12 months and commenced its contract in April 2017.

During the three months ended March 31, 2017, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $22,000. The contract has a firm period of 12 months and commenced its contract in February 2017.

Time Chartered-in Vessels
In April 2017, we redelivered one in-chartered Aframax tanker and one in-chartered LR2 tanker back to their respective owners. In May 2017, one in-chartered Aframax tanker was redelivered back to its owner.

We also redelivered one in-chartered Aframax tanker back to its owner in March 2017.

Vessel Sales

In June 2017, we completed the sale of an Aframax tanker, the Kyeema Spirit. The vessel was written down to its agreed sales price in March 2017. We recognized a loss on sale of the vessel of $2.8 million in the six months ended June 30, 2017.

In January and March 2017, we completed the sales of two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, for an aggregate sales price of $32.6 million. We recognized a loss on sale of the vessels of $1.8 million in the three months ended March 31, 2017.

Continuous Offering Program and Private Placement

In January 2017, we re-opened our continuous offering program (or COP) under which we may issue shares of our Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. As at March 31, 2017, we sold 3.8 million shares under this COP for net proceeds of $8.5 million, net of issuance costs. We also issued approximately 2.2 million new shares of Class A common stock to Teekay in a private placement for gross proceeds of $5.0 million, and the price per share was set to equal the weighted-average price of the Company's Class A common stock for the ten trading days ending on the date of issuance.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2016.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (a non-GAAP financial measure) and TCE rates where applicable.

Summary

Our consolidated income from vessel operations decreased to $12.3 million for the six months ended June 30, 2017, compared to $89.8 million in the same period last year. The primary reasons for this decrease are as follows:

•
a net decrease of $44.7 million primarily due to lower average realized spot TCE rates earned by our Suezmax, Aframax, LR2 product and MR product tankers, partially offset by higher average rates earned on our out-chartered Aframax tankers; and

•	a net decrease of $25.6 million primarily due to various vessel employment changes in response to changing tanker market rates;

•	a net decrease of $6.3 million primarily due to the sale of Ganges Spirit, Yamuna Spirit, Teesta Spirit, Hugli Spirit and Kyeema Spirit during the first half of 2017 and the second half of 2016; and

•	a net decrease of $5.5 million primarily due to the redeliveries of 12 in-chartered vessels during the first half of 2017 and the second half of 2016;

partially offset by

•	a net increase of $2.1 million primarily due to fewer off-hire days in the first half of 2017.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the STS transfer segment. Please read “Item 1 - Financial Statements: Note 3 - Segment Reporting.” Details of the changes to our results of operations for each of our segments for the three and six months ended June 30, 2017, compared to the three and six months ended June 30, 2016 are provided below.

Three and Six Months Ended June 30, 2017 versus Three and Six Months Ended June 30, 2016

Conventional Tankers Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on full service lightering contracts.

The following table presents our operating results for the three and six months ended June 30, 2017 and 2016, and compares net revenues for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. dollars)	2017	2016	% Change	2017	2016	% Change
Revenues (1)	96,841	135,617	(28.6)%	217,396	297,881	(27.0)%
Less: Voyage expenses (1)	(22,079)	(10,088)	118.9%	(48,792)	(23,021)	111.9%
Net revenues	74,762	125,529	(40.4)%	168,604	274,860	(38.7)%

Vessel operating expenses	(34,278)	(37,278)	(8.0)%	(68,359)	(74,786)	(8.6)%
Time-charter hire expense	(6,935)	(15,456)	(55.1)%	(19,069)	(35,886)	(46.9)%
Depreciation and amortization	(23,157)	(24,320)	(4.8)%	(46,786)	(50,274)	(6.9)%
General and administrative expenses	(7,513)	(8,367)	(10.2)%	(15,435)	(17,176)	(10.1)%
Loss on sale of vessels	(150)	(6,420)	(97.7)%	(4,577)	(6,420)	(28.7)%
Income from operations	2,729	33,688	(91.9)%	14,378	90,318	(84.1)%

Equity (loss) income	(28,027)	3,615	(875.3)%	(26,900)	5,849	(559.9)%

(1)
Includes $2.6 million and $5.6 million of voyage expenses for the three and six months ended June 30, 2017, respectively, and $0.5 million and $1.2 million of voyage expenses for the three and six months ended June 30, 2016, respectively, relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Crude tanker spot rates softened during the second quarter of 2017 due to the combined impact of lower OPEC oil production, high tanker fleet growth and normal seasonal weakness. Rates have continued to decline at the start of the third quarter of 2017, in what is normally the weakest part of the year for tanker rates.

OPEC supply cuts continue to have a negative impact on crude tanker demand, with OPEC crude oil production averaging 32.1 million barrels per day (or mb/d) through the first half of 2017 compared with production of 33.2 mb/d at the end of 2016. The majority of these supply cuts have come from the Middle East nations, led by Saudi Arabia.

Some of this weakness has been offset by an increase in exports from key mid-size load regions. US crude oil exports have averaged 750 thousand barrels per day (or kb/d) through the first half of 2017 compared with average exports of 485 kb/d in 2016, with oil increasingly moving long-haul to destinations such as India and China. Production has also been recovering in recent weeks in Nigeria and Libya, both of which are exempt from OPEC supply cuts. Libyan production reportedly reached 1 mb/d as of July 2017, which if confirmed would be the highest production level since mid-2013. Nigerian crude production reached 1.6 mb/d in June 2017, the highest since April 2016. Taken together, these developments should be positive for mid-size tanker demand in the Atlantic basin.

In addition to these positive trade fundamentals, global oil demand growth remains robust with forecast growth of approximately 1.4 mb/d in 2017 and a further 1.4 mb/d in 2018, according to the International Energy Agency (or IEA). This is an upwards revision since last quarter due to higher than expected demand growth in the non-OECD areas.

Despite these positive demand factors, high tanker fleet growth continues to significantly challenge the tanker market and has led to a decrease in tanker fleet utilization and tanker rates through the first half of the year. The global tanker fleet grew by 19.4 million deadweight tons (or mdwt), or 3.5% in the first half of 2017, due to a heavy delivery schedule for large crude tankers and a continued lack of scrapping. For 2017 as a whole, we forecast tanker fleet growth of approximately 5.5%, similar to 2016 levels, with particularly high fleet growth in the Suezmax segment (approximately 10%). However, we anticipate much lower fleet growth in 2018 as the orderbook rolls off, while an increase in tanker scrapping is expected as a number of vessels reach their fourth special survey date. New regulations may also increase scrapping in the medium-term, although we note that the IMO’s implementation date for installation of ballast water treatment systems has been deferred from September 2017 to September 2019.

Overall, we expect weak tanker rates to persist during the remainder of the third quarter before a normal seasonal uptick in the fourth quarter. Looking ahead to 2018, we expect that a significant slowdown in tanker fleet growth coupled with better oil market fundamentals, is expected to lead to a recovery in freight rates, particularly from the second half of 2018.

Fleet and TCE Rates
As at June 30, 2017, we owned 40 double-hulled conventional oil and product tankers and we time-chartered in three Aframax vessels from third parties. We also owned a 50% interest in one VLCC for which results are included in equity (loss) income.

	Conventional Tanker Segment
	Three Months Ended June 30, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$22,869	($2,539)	($84)	$20,246	1,222	$16,567
Voyage-charter contracts - Aframax (4)	$34,182	($19,021)	$201	$15,362	1,058	$14,523
Voyage-charter contracts - LR2	$6,191	($29)	$237	$6,399	451	$14,180
Time-charter out contracts - Suezmax	$14,120	($260)	$8	$13,868	540	$25,694
Time-charter out contracts - Aframax	$12,451	($169)	$34	$12,316	544	$22,621
Time-charter out contracts - LR2	$3,520	($61)	$8	$3,467	200	$17,371
Total (1)	$93,333	($22,079)	$404	$71,658	4,015	$17,848

(1)
Excludes $2.7 million of commissions and management fees earned from TTOL, which we acquired during the second quarter of 2017, from the management of external vessels trading in the revenue sharing arrangements (or RSAs), $0.6 million of bunker rebates and $0.2 million of revenue earned from a profit-sharing agreement for the three months ended June 30, 2017.

(2)	Includes $2.6 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the three months ended June 30, 2017.

(3)	Average TCE per Revenue Day excludes $0.4 million in off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $20.6 million of revenues and $15.0 million of voyage expenses related to the full service lightering business, which include $2.6 million inter-segment voyage expenses referenced in note 2 above relating to the full service lightering business by the STS transfer segment for the three months ended June 30, 2017.

	Three Months Ended June 30, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$53,663	($1,667)	$624	$52,620	1,695	$31,040
Voyage-charter contracts - Aframax (4)	$37,294	($8,155)	$37	$29,176	1,271	$22,949
Voyage-charter contracts - LR2	$15,299	($6)	$6	$15,299	728	$21,015
Voyage-charter contracts - MR	$2,967	($4)	$150	$3,113	182	$17,106
Time-charter out contracts - Suezmax	$5,998	($100)	—	$5,898	182	$32,404
Time-charter out contracts - Aframax	$14,214	($68)	$20	$14,166	586	$24,174
Time-charter out contracts - LR2	$2,409	($88)	—	$2,321	91	$25,500
Total (1)	$131,844	($10,088)	$837	$122,593	4,735	$25,887

(1)
Excludes $2.9 million of commissions and management fees earned from the management of external vessels trading in the RSAs which we acquired during Q2-17 and $0.9 million of bunker rebates for the three months ended June 30, 2016.

(2)	Includes $0.5 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the three months ended June 30, 2016.

(3)	Average TCE per Revenue Day excludes $0.8 million in off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $8.4 million of revenues and $6.2 million of voyage expenses related to the full service lightering business, which include $0.5 million inter-segment voyage expenses referenced in note 2 above relating to the full service lightering business by the STS transfer segment for the three months ended June 30, 2016.

	Six Months Ended June 30, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$53,867	($5,147)	$60	$48,780	2,527	$19,305
Voyage-charter contracts - Aframax (4)	$81,422	($42,555)	$350	$39,217	2,322	$16,891
Voyage-charter contracts - LR2	$14,469	($76)	$260	$14,653	901	$16,263
Time-charter out contracts - Suezmax	$26,752	($496)	$9	$26,265	1,025	$25,634
Time-charter out contracts - Aframax	$24,657	($320)	$111	$24,448	1,075	$22,735
Time-charter out contracts - LR2	$9,012	($198)	—	$8,814	470	$18,773
Total (1)	$210,179	($48,792)	$790	$162,177	8,320	$19,495

(1)
Excludes $5.5 million of commissions and management fees earned from the management of external vessels trading in the RSAs which we acquired during Q2-17, $1.4 million of bunker rebates and $0.3 million of revenue earned from a profit-sharing agreement for the six months ended June 30, 2017.

(2)	Includes $5.6 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the six months ended June 30, 2017.

(3)	Average TCE per Revenue Day excludes $0.8 million in off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $47.8 million of revenues and $35.4 million of voyage expenses related to the full service lightering business, which include $5.6 million inter-segment voyage expenses referenced in note 2 relating to the full service lightering business by the STS transfer segment for the six months ended June 30, 2017.

	Six Months Ended June 30, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$116,124	($2,498)	$289	$113,915	3,391	$33,593
Voyage-charter contracts - Aframax (4)	$89,978	($20,067)	$267	$70,179	2,793	$25,123
Voyage-charter contracts - LR2	$31,373	$22	($4)	$31,391	1,407	$22,304
Voyage-charter contracts - MR	$6,237	($8)	$271	$6,500	364	$17,858
Time-charter out contracts - Suezmax	$12,155	($178)	$3	$11,980	371	$32,252
Time-charter out contracts - Aframax	$28,698	($133)	$10	$28,576	1,219	$23,444
Time-charter out contracts - LR2	$4,773	($159)	($17)	$4,630	182	$25,444
Time-charter out contracts - MR	($18)	—	$18	—	—	—
Total (1)	$289,320	($23,021)	$837	$267,171	9,727	$27,464

(1)
Excludes $5.9 million of commissions and management fees earned from the management of external vessels trading in the RSAs which we acquired during Q2-17, $1.4 million of bunker rebates and $1.2 million of in-process revenue contract for the six months ended June 30, 2016.

(2)	Includes $1.2 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment for the six months ended June 30, 2016.

(3)	Average TCE per Revenue Day excludes $0.8 million in off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $20.1 million of revenues and $15.2 million of voyage expenses related to the full service lightering business, which include $1.2 million inter-segment voyage expenses referenced in note 2 above relating to the full service lightering business by the STS transfer segment for the six months ended June 30, 2016.

Net Revenues. Net revenues were $74.8 million and $168.6 million for the three and six months ended June 30, 2017, respectively, compared to $125.5 million and $274.9 million, respectively, for the same periods in the prior year.
The decrease for the three months ended June 30, 2017 compared to the same period in 2016 was primarily the result of:

•	decreases of $24.6 million and $45.6 million for the three and six months ended June 30, 2017, respectively, due to lower average realized rates earned by our Suezmax, Aframax, and LR2 tankers;

•
net decreases of $18.9 million and $41.9 million for the three and six months ended June 30, 2017, respectively, primarily due to the redeliveries of various in-charters to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, one Aframax tanker and two MR product tankers in 2016 and 2017, partially offset by the addition of two Aframax in-charters that were delivered to us during late 2016;

•	net decreases of $11.7 million and $26.9 million for the three and six months ended June 30, 2017 due to various vessel employment changes in response to changing tanker market rates;

•	a decrease of $1.2 million for the six months ended June 30, 2017 due to in-process revenue contract amortization that we recognized in revenue in the first quarter of 2016; and

•	a decrease of $0.9 million for the six months ended June 30, 2017 due to one additional calendar day in the first quarter of 2016 as 2016 was a leap year;
partially offset by

•	increases of $3.5 million and $7.6 million for the three and six months ended June 30, 2017, respectively, due to increases in the number of voyages related to our full service lightering operations;

•
net increases of $1.0 million and $2.1 million for the three and six months ended June 30, 2017, respectively, due to fewer off-hire days in the three and six months ended June 30, 2017 compared to the same periods in the prior year; and

•	an increase of $0.8 million for the six months ended June 30, 2017 due to higher average rates earned on our out-chartered Aframax tankers.
Vessel Operating Expenses. Vessel operating expenses were $34.3 million and $68.4 million for the three and six months ended June 30, 2017, respectively, compared to $37.3 million and $74.8 million, respectively, for the same periods in the prior year. The changes in vessel operating expenses were primarily due to:

•
decreases of $3.2 million and $5.5 million for the three and six months ended June 30, 2017, respectively, primarily due to the sales of two MR tankers in the second half of 2016, two Suezmax tankers in the first quarter of 2017 and one Aframax tanker in the second quarter of 2017; and

•
decreases of $0.9 million and $1.4 million for the three and six months ended June 30, 2017, respectively, due to higher transition costs incurred in 2016 compared to 2017 directly relating to 12 Suezmax tankers which were acquired in the latter part of 2015;

partially offset by

•
increases of $1.1 million and $0.8 million for the three and six months ended June 30, 2017, respectively, due to the timing and scope of repairs and planned maintenance activities in 2017 as compared to 2016.

Time-charter Hire Expense. Time-charter hire expense decreased to $6.9 million and $19.1 million for the three and six months ended June 30, 2017, respectively, from $15.5 million and $35.9 million, respectively, for the same periods in the prior year. The decrease for the three months ended June 30, 2017 was primarily due to eight Aframax tankers and two LR2 product tankers redelivering back to their respective owners in 2016 and in the first quarter of 2017, partially offset by the addition of one Aframax tanker we in-chartered in the last quarter of 2016.
The decrease for the six months ended June 30, 2017 was primarily due to 11 Aframax tankers and three LR2 product tankers redelivering back to their respective owners in 2016 and in the first half of 2017, partially offset by the addition of three Aframax tankers we in-chartered in 2016 and in the first quarter of 2017.
Depreciation and Amortization. Depreciation and amortization expense was $23.2 million and $46.8 million for the three and six months ended June 30, 2017, respectively, compared to $24.3 million and $50.3 million, respectively, for the same periods in the prior year. The decreases primarily relate to the sales of two MR tankers in the second half of 2016, two Suezmax tankers in the first quarter of 2017 and one Aframax tanker in the second quarter of 2017.
General and Administrative Expenses. General and administrative expenses were $7.5 million and $15.4 million for the three and six months ended June 30, 2017, respectively, compared to $8.4 million and $17.2 million, respectively, for the same periods in the prior year. The changes in general and administrative expenses were primarily due to:

•
a net decrease of $1.2 million for the six months ended June 30, 2017 due to lower corporate expenses incurred during the first half of 2017, primarily as a result of lower legal expenses relating to financing activities and the STX arbitration; and

•
net decreases of $1.5 million and $0.8 million for the three and six months ended June 30, 2017, respectively, primarily due to higher staffing and office facility costs that were incurred in 2016 relating to TTOL's business;

partially offset by

•	net increases of $0.4 million and $0.7 million for the three and six months ended June 30, 2017, respectively, primarily due to higher administrative, strategic management, and other fees incurred.

Loss on sale of vessel. Loss on sale of vessels was $0.2 million and $4.6 million for the three and six months ended June 30, 2017, respectively. The charges primarily relate to the write-down of one Aframax tanker and one Suezmax tankers to their respective agreed sales prices. Please refer to Item 1 – Financial Statements: Note 12 – Sale of vessels.
Equity (Loss) Income.

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
(in thousands of U.S. dollars)	$	$	$	$
High-Q Joint Venture	756	2,202	1,549	2,531
Tanker Investments Ltd.	(28,777)	1,426	(28,444)	3,506
Gemini Tankers L.L.C.	(6)	(13)	(5)	(188)
Total equity (loss) income	(28,027)	3,615	(26,900)	5,849
Equity loss was $28.0 million and $26.9 million for the three and six months ended June 30, 2017, respectively, compared to equity income of $3.6 million and $5.8 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
a decrease of $30.2 million and $32.0 million for the three and six months ended June 30, 2017, respectively, primarily due to a $28.1 million write-down of our investment in TIL to its fair market value and lower equity earnings resulting from lower average realized spot rates earned; and

•
a decrease of $1.4 million and $1.0 million for the three and six months ended June 30, 2017, respectively, from our High-Q joint venture primarily resulting from a profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Please refer to Item 1 – Financial Statements: Note 5 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services (including those services provided to our conventional tanker segment as part of full service lightering operations), consultancy, and LNG terminal management and other related services.

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. dollars)	2017	2016	% Change	2017	2016	% Change
Revenues (1)(2)	14,597	10,999	32.7%	27,485	21,085	30.4%
Less: Voyage expenses	—	266	(100.0)%	—	—	—%
Net revenues	14,597	11,265	29.6%	27,485	21,085	30.4%

Vessel operating expenses	(12,575)	(9,111)	38.0%	(22,632)	(16,676)	35.7%
Time-charter hire expense	(1,062)	(457)	132.4%	(2,555)	(743)	243.9%
Depreciation and amortization	(1,258)	(1,301)	(3.3)%	(2,538)	(2,414)	5.1%
General and administrative expenses	(852)	(1,136)	(25.0)%	(1,818)	(1,798)	1.1%
Gain on sale of vessel	8	—	100.0%	8	—	100.0%
Loss from operations	(1,142)	(740)	54.3%	(2,050)	(546)	275.5%

(1)
Includes $2.6 million and $5.6 million of revenues for the three and six months ended June 30, 2017, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for full service lightering operations.

(2)
Includes $0.5 million and $1.2 million of revenues for the three and six months ended June 30, 2016, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for full service lightering operations.

Net Revenues. Net revenues were $14.6 million and $27.5 million for the three and six months ended June 30, 2017, respectively, compared to $11.3 million and $21.1 million, respectively, compared to the same period in the prior year. The increase was primarily due to an increase in the number of jobs related to our lightering support service operations.

Vessel Operating Expenses. Vessel operating expenses were $12.6 million and $22.6 million for the three and six months ended June 30, 2017, respectively, compared to $9.1 million and $16.7 million, respectively, for the same periods in the prior year. The changes in vessel operating expenses were primarily due to an increase of $3.5 million and $5.9 million for the three and six months ended June 30, 2017, respectively, primarily due to an increase in equipment mobilization and port costs in relation to the increase in operations, as well as higher personnel expenses, and repair costs incurred for one of our support vessels.

Time-charter Hire Expense. Time-charter hire expense increased by $0.6 million and $1.8 million for the three and six months ended June 30, 2017, respectively, compared to the same periods in the prior year. The increases were due to the addition of five STS support vessels which we in-chartered to support our lightering operations in the first half of 2017.

Other Operating Results

The following table compares our other operating results for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
(in thousands of U.S. dollars)	$	$	$	$
Interest expense	(7,076)	(7,341)	(14,382)	(15,612)
Interest income	360	26	439	52
Realized and unrealized loss on derivative instruments	(1,560)	(3,750)	(1,099)	(11,531)
Other expense	(2,761)	(1,899)	(4,150)	(4,547)
Interest expense. Interest expense was $7.1 million and $14.4 million for the three and six months ended June 30, 2017, respectively, compared to $7.3 million and $15.6 million for the same periods in the prior year, respectively. The decrease was primarily due to expenses incurred in the three months ended March 31, 2016, related to the refinancing of our debt facilities.
Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps were $1.4 million and $1.1 million for the three and six months ended June 30, 2017, respectively, compared to realized and unrealized losses of $3.1 million and $8.8 million for the same periods in the prior year, respectively. In February 2016, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462%, commenced in the fourth quarter of 2016 and are scheduled to mature in December 2020. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively, and are scheduled to mature in January 2021.
As at June 30, 2017, we had interest rate swap agreements with aggregate outstanding notional amounts of $362.0 million and with a weighted-average fixed rate of 1.5%.
The changes in the fair value of the interest rate swaps resulted in unrealized losses of $1.1 million and $1.8 million for the three months ended June 30, 2017 and 2016, respectively, and were primarily due to decreases in our long-term benchmark interest rates. The changes in fair value also resulted in unrealized loss of $0.4 million and unrealized gains of $2.1 million for the six months ended June 30, 2017 and 2016, respectively, and were primarily due to the nine interest rate swaps we entered into in the first quarter of 2016, partially offset by the termination of an existing interest rate swap in the first quarter of 2016.
Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at June 30, 2017, the counter party option was not exercised resulting in the expiration of the time-charter swap. We have recognized unrealized losses of $0.4 million and $0.9 million in the three and six months ended June 30, 2017, respectively, compared to unrealized gains of $1.3 million for the three and six months ended June 30, 2016. We also recognized realized gains of $0.4 million and $1.1 million on the time-charter swap for the three and six months ended June 30, 2017, respectively, compared to $0.1 million for the three and six months ended June 30, 2016.
In addition to the interest rate swaps and time-charter swap, we had a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $nil as at June 30, 2017 due to the expected merger agreement with TIL and as a result we have recognized unrealized losses of $0.2 million and $0.3 million in the three and six months ended June 30, 2017, respectively, compared to unrealized losses of $2.1 million and $4.2 million in the three and six months ended June 30, 2016, respectively. Please refer to Item 1 – Financial Statements: Note 7 – Derivative Instruments.
Other expense. Other expense was $2.8 million and $4.2 million for the three and six months ended June 30, 2017, respectively, compared to other expense of $1.9 million and $4.5 million for the same periods in the prior year, respectively. The increase in other expense for the three months ended June 30, 2017 was primarily due to an increase in our estimated freight tax expense as a result of the trading patterns of our fleet. The decrease in other expense for the six months ended June 30, 2017 was primarily due to higher foreign exchange gains in 2017.
Net (loss) income. As a result of the foregoing factors, we recorded net losses of $37.5 million and $33.8 million for the three and six months ended June 30, 2017, respectively, compared to net income of $23.6 million and $64.0 million for the same periods in the prior year, respectively.

Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at June 30, 2017, our total consolidated cash and cash equivalents was $87.3 million, compared to $94.2 million at December 31, 2016. Our cash balance as at June 30, 2017 decreased primarily as a result of repayments of our long-term debt and dividends paid on our shares of common stock, which were partially offset by cash flow from our operations, proceeds received from the sales of the two Suezmax tankers and one Aframax tanker and proceeds we received from the sale of our common stock through the continuous offering program and a private placement to Teekay.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $113.2 million as at June 30, 2017, compared to $102.4 million as at December 31, 2016. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and proceeds of new financings or equity issuances, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months; however, such financing may not be available on acceptable terms, if at all. Please read "Item 1 - Financial Statements: Note 14 - Liquidity" for information about required funding over the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments and prepayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Commencing with the dividend paid in the first quarter of 2016, we adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which include equity issuances from our continuous offering program. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

In January and March 2017, we completed the sales of two Suezmax tankers for an aggregate sales price of $32.6 million. We used the proceeds from these sales to repay a portion of one of our corporate revolving credit facilities. As at June 30, 2017, the revolving credit facility was fully repaid. In March 2017, we also agreed to sell one Aframax tanker for a sales price of $7.5 million. The sale of the vessel was completed in June 2017 and the proceeds was used to repay a portion of our main corporate revolving facility.

In May 2017, we entered into a merger agreement with TIL to acquire all of the issued and outstanding shares of TIL, which owns 18 mid-sized conventional tankers, in a share-for-share exchange. Subject to a number of closing conditions, including obtaining shareholder approvals, we expect to complete the merger in the fourth quarter of 2017. Upon completion of the merger, we expect the transaction will increase our liquidity by approximately $90 million based on TIL's cash balances and amounts available to be drawn on the TIL revolving credit facilities.

In July 2017, we completed a sale-leaseback financing transaction relating to four of our Suezmax tankers, which has increased our liquidity by approximately $30 million. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020.

Our revolving credit facilities and term loans are described in note 6 to our interim unaudited consolidated financial statements included in Item 1 - Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in note 6 of our interim unaudited consolidated financial statements. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2017, we were in compliance with all covenants relating to our revolving credit facilities and term loans. Teekay has also advised us that it is in compliance with all covenants relating to the credit facilities and term loans to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2017	June 30, 2016
(in thousands of U.S. dollars)	$	$
Net cash flow provided by operating activities	63,901	109,971
Net cash flow used for financing activities	(109,411)	(171,301)
Net cash flow provided by (used for) investing activities	38,608	(1,437)

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities decreased by $46.1 million for the six months ended June 30, 2017 compared to the same period in 2016. This increase was primarily due to:

•
a net decrease of $69.7 million in operating earnings, primarily as a result of lower realized spot rates earned and a decrease in our fleet size due to the sales of two MR tankers, two Suezmax tankers and one Aframax tanker; and

•	a $0.6 million decrease in operating cash outflows relating higher dry-docking costs incurred in the six months ended June 30, 2017, compared to the same period in 2016;

partially offset by

•	a $24.2 million increase in operating cash inflows primarily due to the timing of the settlement of operating assets and liabilities.

Financing Cash Flows
Net cash flow used for financing activities in the six months ended June 30, 2017 was $109.4 million compared to $171.3 million for the same period in 2016. The change was primarily as a result of:

•
a decrease in cash outflows of $22.9 million due to lower cash dividends paid during the six months ended June 30, 2017, as a result lower earnings as our dividend policy is based on adjusted net income, partially offset by the increase in the number of our shares of outstanding Class A and B common stock from issuances of our shares in 2016 and the first half of 2017;

•	a decrease of $15.0 million in cash outflows, related to the return of capital in 2016 by the Entities under Common Control to Teekay;

•
an increase of $13.6 million in cash inflows from proceeds received from our continuous offering program (or COP) which we relaunched in November 2016 and proceeds from an issuance of 2.2 million shares of Class A common stock to Teekay; and

•
a net decrease in cash outflows of $10.0 million due to the repayments and prepayments on our current term loans and revolving credit facilities, partially offset by the 2016 refinancing of our long-term debt facilities.

Investing Cash Flows
Net cash flow provided by investing activities in the six months ended June 30, 2017 increased by $40.0 million compared to the same period in 2016 primarily due to:

•	an increase of $40.7 million in cash inflows related to the sales of two Suezmax tankers, one Aframax tanker and one lightering support vessel in the first half of 2017; and

•	a net decrease of $1.3 million in cash outflows due to fewer capital expenditures for the fleet during the six months ended June 30, 2017, compared to the same period in 2016;

partially offset by

•	a decrease of $2.0 million in cash inflows related to the 2016 repayment of a loan to us from our High-Q joint venture.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2017:

		Remainder of
(in millions of U.S. dollars)	Total	2017	2018	2019	2020	2021
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	388.7	57.6	110.7	108.9	108.9	2.6
Repayments at maturity of revolving facilities, term loans and other debt (1)	440.2	—	63.8	—	—	376.4
Chartered-in vessels (operating leases) (2)	36.5	9.5	9.0	8.3	8.3	1.4
Total	865.4	67.1	183.5	117.2	117.2	380.4

(1)
Excludes expected interest payments of $12.0 million (remaining in 2017), $20.9 million (2018), $17.1 million (2019), $13.8 million (2020) and $6.1 million (2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at June 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of June 30, 2017. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $13.1 million (remaining in 2017), $16.6 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (2021).

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2016. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2017.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended June 30, 2017 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing and certainty of our future growth prospects and opportunities, including any future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, and changes in spot tanker rates;

•	the expected delivery dates for our tankers in-chartered, out-chartered, and pending sale;

•	expected contract commencement and termination dates;

•	future oil prices and production;

•	tanker fleet utilization, including our ability to secure new fixed-rate time charter-out agreements;

•	our ability to obtain the required approvals for and complete the merger with TIL by the fourth quarter of 2017;

•	our ability to successfully integrate TIL and realize the expected benefits and synergies from the combined company;

•	our ability to realize the expected benefits and synergies from the acquisition of TTOL;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from any potential vessel acquisitions;

•	the expected range of our quarterly adjusted net income to be paid as quarterly dividends;

•
meeting our going concern requirements and our liquidity needs, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows, and our expectation that we will have sufficient liquidity for at least a one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments;

•	our expectations regarding uncertain tax positions;

•	the outcome of legal action against STX; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to refinance existing debt obligations or meet our going concern requirements and liquidity needs; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the outcome of legal action involving STX; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from our and TIL shareholders and relevant regulatory authorities; failure to successfully integrate TIL into our company and realize the expected benefits and synergies from the combined company; failure to realize the expected benefits and synergies from the acquisition of TTOL; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2016. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
JUNE 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Singaporean Dollar, Canadian Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. As at June 30, 2017, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2017, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2017	2018	2019	2020	2021	Total	Fair Value Asset/(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	57.6	174.5	108.9	108.9	379.0	828.9	(810.2)	2.9%

Interest Rate Swaps
U.S. Dollar-denominated interest rate swaps (2)	23.1	46.3	46.3	46.3	—	162.0	0.5	1.5%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	150.0	150.0	1.2	1.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	50.0	50.0	1.1	1.2%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce our exposure, we use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in our consolidated statements of (loss) income.

In the second quarter of 2016, we also entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, based on the present value of our projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As of May 1, 2017, the time-charter swap counter party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.

Equity Price Risk
We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10.0 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), we may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant was scheduled to expire on January 23, 2019; however, upon completing the merger with TIL, the stock purchase warrant will be terminated.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
JUNE 30, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, and the risk factors discussed in the "Risk Factors" section, beginning on page 22 of our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on July 14, 2017, which could materially affect our business, financial condition or results of operations and are hereby incorporated by reference.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
Our 2017 Annual Meeting of Shareholders was held on June 15, 2017. The following persons were elected directors for one-year period by the votes set forth opposite their names:

Terms of Expiring 2018	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Arthur Bensler	157,263,044	34,244,170	N/A	N/A
Bjorn Moller	157,028,175	34,479,039	N/A	N/A
Richard T. du Moulin	183,494,589	8,012,625	N/A	N/A
Richard J. F. Bronks	182,030,461	9,476,753	N/A	N/A
William Lawes	181,958,500	9,548,714	N/A	N/A
Kenneth Hvid	157,046,252	34,460,962	N/A	N/A

Item 6 – Exhibits
The following exhibits are filed as part of this Report:

10.1	Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd.*

10.2	Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd.*

10.2	Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited*

100	The following materials for the Registrant’s Report on Form 6-K formatted in XBRL:
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema
101.CAL XBRL Taxonomy Extension Calculation Linkbase
101.DEF XBRL Taxonomy Extension Definition Linkbase
101.LAB XBRL Taxonomy Extension Label Linkbase
101.PRE XBRL Taxonomy Extension Presentation Linkbase

* Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 001-33867) furnished to the SEC on June 1, 2017, and hereby incorporated by reference to such Report.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-206495) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED.

REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-219297) FILED WITH THE SEC ON JULY 14, 2017, AS AMENDED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	September 12, 2017	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)